UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Sevcon, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

878293109
(CUSIP Number)

Matthew C. Dallett
Edwards Wildman Palmer LLP
111 Huntington Avenue
Boston, MA 02199
(617) 239-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 878293109
1.	Names of Reporting Persons. Marvin G. Schorr
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		[ ]
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 351,390
	8.	Shared Voting Power 22,188
	9.	Sole Dispositive Power 351,390
	10.	Shared Dispositive Power 22,188
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 373,578
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[X]
13.	Percent of Class Represented by Amount in Row (11) 10.5%
14.	Type of Reporting Person (See Instructions) IN

Introductory Note

This Schedule 13D/A amends the Schedule 13D originally filed by the reporting person on July 11, 1988, as amended on July 11, 1988, further amended on July 18, 1988 and further amended on January 27, 2011 (the “Schedule 13D”).  Except as supplemented by Items 3 and 5, there is no change to the Schedule 13D as previously amended.

Item 3.	Sources and Amount of Funds or Other Consideration

Item 3 is supplemented with the following:

All shares listed on Exhibit A were acquired by Dr. Schorr directly from the Issuer for no consideration in connection with Dr. Schorr’s service on the Issuer’s Board of Directors.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

Dr. Schorr is the direct beneficial owner of 351,390 shares of the Common Stock.  He has sole power to vote and to dispose of all of such shares.  Dr. Schorr’s wife owns 1,800 additional shares of Common Stock.  She has sole power to vote and to dispose of all of such shares, and Dr. Schorr disclaims beneficial ownership of all of his wife’s shares.  Dr. Schorr may also be deemed the beneficial owner of 22,188 shares of the Issuer’s common stock, which are held in a private charitable foundation of which Dr. Schorr and his wife are trustees with shared voting and dispositive power.  Dr. Schorr’s total beneficial ownership described above, excluding the 1,800 shares held by his wife, represents 10.5% of the outstanding Common Stock.

Exhibit A is a list of transactions by Dr. Schorr with respect to the Common Stock that have not previously been disclosed on Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 4, 2014

By:	/s/Marvin G. Schorr
Name:	Marvin G. Schorr

EXHIBIT A

Date	Number of Shares	Price per Share	Description and Purpose of the Transaction
1/24/2012	1,900	$0	Acquisition by a grant of restricted stock by the Issuer for no consideration under the Issuer’s 1996 Equity Incentive Plan
1/29/2013	2,100	$0	Acquisition by a grant of restricted stock by the Issuer for no consideration under the Issuer’s 1996 Equity Incentive Plan
2/4/2014	2,600	$0	Acquisition by a grant of restricted stock by the Issuer for no consideration under the Issuer’s 1996 Equity Incentive Plan